Exhibit 99.1

ITAÚ CORPBANCA ANNOUNCES THE EXERCISE OF CERTAIN ADDITIONAL RIGHTS BY AN AFFILIATE OF ITAÚ UNIBANCO HOLDING S.A.

SANTIAGO, CHILE, November 1, 2021 – On October 4, 2021, ITAÚ CORPBANCA (NYSE: ITCB) (the “Company”) commenced a statutory preemptive rights offering (the “Statutory Preemptive Rights Offering”) relating to an offering of rights (the “Rights”) entitling holders of the Company’s outstanding common shares, including shares represented by American Depository Shares, to acquire an aggregate of 461,111,111,111 of the Company’s common shares.

On October 22, 2021, the Company announced that Corp Group Banking S.A. (“CorpGroup”), which is subject to the United States Bankruptcy Court for the District of Delaware’s (the “Court”) oversight and jurisdiction as a result of CorpGroup having filed for protection under the United States Bankruptcy Code on June 25, 2021, filed a request with the Court to allow CorpGroup to sell its Rights. Pursuant to the order of the Court dated October 20, 2021, CorpGroup offered 10.6% of its Rights in an auction in Chile (subasta), and the remaining approximately 16.5% were transferred to creditors of CorpGroup, including affiliates of Itaú Unibanco Holding S.A. (“IUH”), the Company’s controlling shareholder.

The Company has been informed by IUH that on November 2, 2021, ITB Holding Brasil Participações LTDA. (“ITB”), an affiliate of IUH, will subscribe for the Rights that had been transferred to IUH as authorized by the Court and described herein (amount to 76,166,437,592 Rights, representing approximately 16.5% of the Company’s common shares as of the record date of the Statutory Preemptive Rights Offering) in full in the Statutory Preemptive Rights Offering. In addition, IUH had previously exercised its Rights in the Statutory Preemptive Rights Offering, representing approximately 39.2% of the Company’s outstanding common shares, which IUH, directly and through certain affiliates, received upon commencement of the Statutory Preemptive Rights Offering.

The Statutory Preemptive Rights Offering expires at 11:59 p.m. (Santiago time) on November 2, 2021. The Company will inform promptly after such expiration the subscription results in such Statutory Preemptive Rights Offering.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section and under the heading “Cautionary Language Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company’s forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Contact Information

For further information, please contact:

ITAÚ CORPBANCA

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +562-2660-1751